September 9, 2005
VIA EDGAR AND BY HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	Vocus, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-125834
          On behalf of Vocus, Inc. (the “Company”), enclosed please find Amendment No. 3 to the Company’s Registration Statement on Form S-1 initially filed on June 15, 2005 and subsequently amended on June 30, 2005 and August 5, 2005. Amendment No. 3 to Form S-1 is marked to show changes from Amendment No. 2 to Form S-1.
          On behalf of the Company, we submit the following responses to the comments contained in the letters of comment of the Commission staff (the “Staff”) dated August 31, 2005. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Staff’s comment letters.
General
1.	See prior comment 3. Please amend the paragraph following the table of contents to specifically acknowledge your responsibility to ensure that the information in the prospectus is materially complete and accurate throughout the prospectus delivery period.
          Response: The Company acknowledges the Staff’s comment and has deleted the final sentence of the paragraph following the table of contents.
Summary
2.	See prior comment 7 in our letter dated July 18, 2005. It appears that the references to the PR services market expenditures take into account a market much larger than your target market. Your revised disclosure attempt to better define how your niche market fits within the broader scope of the reports you cite; however, it does so in vague and non-quantified terms. It appears therefore that because the market for your software product is more limited than the market the study references, inclusion of this information in the summary section, which must be limited to key aspects of the offering, is not appropriate. This discussion, if retained, should be

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September 9, 2005

moved to an appropriate section in the body of the prospectus, such as the business section.
          Response: The Company has revised the disclosure regarding the estimated aggregate annual PR budgets for organizations with annual revenues of at least $10 million, so as to take into account only that portion of the overall aggregate budgets that corresponds to PR-related programs and activities that the Company’s solutions address. The $59 billion aggregate budget amount now cited in the Registration Statement represents 54% of the overall aggregate $110 billion budget amount previously cited (which was calculated in the manner previously described supplementally to the Staff). The Thomas L. Harris research report includes a breakdown of the overall $3.1 million average PR budget by specified categories of PR-related programs and activities. Of these, the categories which the Company’s solutions address constitute 54% of the overall average PR budget.
          Although the revised estimate of the target organizations’ aggregate PR budgets is still considerably larger than the Company’s estimate of its target market, the Company respectfully submits that it is appropriate to include this information in the summary section (as well as its current placement in the business section). The Company believes that many investors mistakenly assume that PR is not a significant budget item for many organizations, and that the overall PR market is not large. Therefore, information as to the size of organizations’ overall PR budgets is relevant to an understanding of the size of the PR market generally and of the importance of PR to organizations generally. The Company believes that the disclosure makes clear that the budgetary information cited does not represent the size of the market for the Company’s solutions.
3.	In addition, to the extent the reference to the $110 billion market is retained, please expand the discussion to clarify that this reference to market size represents the company’s estimate of a market and to explain in the manner supplementally provided how the estimate was reached. Further, please provide a more detailed comparison of the market described to the market for which the company provides goods and services.
          Response: As discussed in the response to comment number 2 above, the Company has revised the disclosure regarding the size of the target organizations’ aggregate PR budgets. The revised disclosure explains how the new estimate was calculated, and includes additional detail as to the portion of the overall PR budgets cited which corresponds to programs and activities that the Company’s solutions address.

Securities and Exchange Commission
September 9, 2005

Risk Factors
4.	See prior comment 13. Please revise the risk factor to quantify the increase in growth the company has experienced for all relevant periods as discussed in the MD&A. Disclose the total growth increase for the company both in percentage and in numbers of new hires.
          Response: The risk factor has been revised to reflect the Staff’s comment.
Vocus, Inc. and Subsidiaries Consolidated Financial Statements
5.	Please update the financial statements pursuant to Rule 3-12 of Regulation S-X. Also include an updated consent from your independent accountants.
          Response: The Company acknowledges the Staff’s comment, and has included updated financial statements and an updated consent from its independent registered public accounting firm.
Management’s Discussion and Analysis
6.	We reissue in part prior comments 17, 18 and 22. Please revise the disclosure to state whether prices changed over the three-year period, and if so, to identify what the impact of the price changes were from year to year on the fluctuations in revenues. The revised discussion on page 31 as to the average revenue per customer remaining stable does not address whether there were changes in prices or changes in volume. And what, for example, was the effect that the increase in price discussed under revenues for the years ended December 31, 2003 and 2002 on page 32 on the revenues, compared to the volumes sold? Please review the disclosure and revise as appropriate. Management’s Discussion and Analysis should provide management’s views on the ways in which changes for period to period impacted the company’s performance and the factors it believes significantly influenced the results. Please address the comments raised by enhancing the disclosure with respect to management’s evaluation of how the company performed given the underlying business conditions you have identified.
          Response: The Company has added a paragraph under the subheading “Sources of Revenue” in MD&A to disclose that the Company has historically increased the price of its subscriptions for many of its renewal customers in order to absorb the increasing costs of providing ongoing hosting services, content and customer support to its existing customer base. These price increases, which have typically ranged from 5% to 10% per annum, have not significantly impacted total average revenue per active customer due to the Company’s

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September 9, 2005

continued emphasis on acquiring more small to mid-sized customers, who typically purchase lower priced subscriptions.
          The Company supplementaly advises the Staff that, in evaluating growth in revenues for a corresponding period, management analyzes changes in volume, as denoted by increases or decreases in total active customers, and changes in price, as denoted by average revenue per customer or average sales price (i.e., average bookings) per customer. In its assessment of its business, management does not believe that price increases are a contributing factor to the revenue growth for the year ended December 31, 2004 or the six months ended June 30, 2005. The absence of a significant increase in average revenue per customer and average sales price per customer since 2003 is further indication that price increases are not a significant factor of its continued growth. Moreover, given the variability in how customers subscribe to the Company’s services and the underlying prices charged for each of those services, quantifying the impact of price increases alone on revenues would require the use of assumptions that would yield speculative results. For example, many of the Company’s new customers receive discounts and first-year incentives (which may or may not renew, all or in part), subsequently increase or decrease their concurrent seats to the subscription and/or subscribe to new modules (“subscription modification”). Determining the precise impact of a price increase in the aggregate for the Company would require a careful evaluation of each sale and the use of assumptions to reasonably distinguish between discounts and incentives offered on subscription modifications and price increases applicable for renewable subscriptions.
          With respect to 2003, the Company has revised the disclosure to quantify the impact of growth in revenue due to the noted price increase.
7.	See prior comment 21. The percentage increase, without a baseline understanding of the number of employees in each segment, lacks appropriate context. Please revise to disclose the number of employees hired in each segment. As for the 40% increase in professional services personnel, why was this increase double the increases in other areas? Was the increase related to an attempt to increase coverage geographically, to specified new contracts, or were there other reasons?
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Liquidity and Capital Resources
8.	We reissue prior comment 24 in part. Please file the call agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, which requires the filing of “any contract to which...security holders named in the registration statement...are parties...” Please note additionally that Item 601(b)(10) requires filing of a contract where the

Securities and Exchange Commission
September 9, 2005

registrant or its subsidiary “has a beneficial interest” as with the call agreement. Moreover, the fact that the contract will be terminated with the consummation of the offering does not cause it to fall outside of the reach of Item 601(b)(10), which covers contracts to be performed in whole or in part “at or after the filing of the registration statement...”
          Response: The call agreement has been filed as Exhibit 10.24 to the Registration Statement.
Business
9.	See prior comment 28. Tell us whether the IDC report you now cite as a source of claims regarding cost savings is generally available to the public at nominal or no payment.
          Response: The Company supplementally advises the Staff that the IDC report cited in the Registration Statement is available to the public for a cost of $4,500 and was not prepared specifically for use in the Registration Statement.
10.	See prior comment 29. To provide more balanced disclosure regarding the costs savings associated with your products and services, please include a discussion in the business section describing the process by which the cost of product enhancements are passed on to customers.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Additional Information
11.	Please be advised that the Commission no longer maintains public reference rooms outside of Washington, D.C.
          Response: The Company acknowledges the Staff’s comment, and has revised the disclosure to remove the references to other public reference rooms.
Exhibits
12.	We note that you have filed a number of material agreements in response to prior comment 36 but have not included any discussion or summary of the material terms in the business section of the prospectus. For each material agreement, please

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September 9, 2005

expand the disclosure to describe the material terms or provide us with your analysis as to why such disclosure is not warranted.
          Response: The Company has added disclosure under the subheading “Intellectual Property and Proprietary Content” in the business section of the prospectus to describe the data license agreements filed as exhibits to the Registration Statement.
Notes to Consolidated Financial Statements
Note 3. Acquisitions, page F-13
13.	You indicate in response to prior comment number 13 from your comment letter dated July 15, 2005 that in order to value the common stock issued in connection with the PAT acquisition, you used a valuation based on a contemporaneous equity transaction. Your disclosure on page F-14 indicates that you used a market approach. Please reconcile this disclosure with your response.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Note 9. Employee Benefit Plans, page F-18
14.	You indicate in response to prior comment number 17 that option grants between November 2004 and February 2005 were based on the November 2004 Valuation Report. In maintaining the fair value of your common stock during this time period, tell us how you considered significant intervening events within the Company and the broader market. For example, we note that during this period you acquired Gnossos, obtained a revolving line of credit and completed the Series C round of financing.
          Response: The Company supplementally advises the Staff that in October 2004, the Company’s board of directors and management engaged an independent valuation specialist for the purpose of assisting the Company in determining the fair value of its common stock as of November 1, 2004. The November 1, 2004 valuation report, which was previously provided supplementally to the Staff, assumed the following:
•	The Series C financing closed as of November 1, 2004. See page 5 of the valuation report.

•	The Gnossos acquisition closed as of November 1, 2004. See page 5 of the valuation report.

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September 9, 2005

•	The line of credit was closed and a portion of the funds were drawn to fund a portion of the purchase price of the Gnossos acquisition. The new credit line was not a major new event because the Company already had a $2 million line of credit in place and the new facility replaced the existing line of credit.

•	The effects of the above transactions were included in the Company’s 2005 (next year) forecast, which was used in the valuation. See page 8 of the valuation report.
          The valuation report’s assumption that these events had happened as of the valuation date is consistent with the Practice Aid’s guidance on Post-Valuation Events (Chapter 7, paragraph 97). These events were known to potential investors in the Company at the valuation date. In addition, the economic negotiations regarding the transactions and the legal documentation were substantially complete at the time of the valuation. As a result, potential investors would have assumed these transactions were imminent and, therefore, investors would have assumed in their analysis that such events took place on a pro-forma basis, which is consistent with chapter 7, paragraph 97 of the Practice Aid.
          Furthermore, considering the importance of a prospective sale of the Company’s equity securities (i.e., Series C Preferred Stock) near the valuation date, a one-third weighting was assigned to this relevant event in the November 1, 2004 valuation report. Therefore, the Series C financing, the Gnossos acquisition and the new credit facility were appropriately considered in the November 1, 2004 valuation report.
          The March 1, 2005 valuation report reflects that the Company continued its planned progress over the period. Operating results were as anticipated, but there were no major operating developments such as a new acquisition, large new customer or new competitor entry. There also were no major changes in the valuation ratios of the guideline companies or guideline M&A transactions that formed an important basis of the analysis.
          Rather, the principal reason for the increase in value from $1.59 per share to $2.01 per share was the increased likelihood of the Company completing an initial public offering that would provide liquidity for its stockholders. During March 2005, the Company had several conversations and meetings with investment banks that covered software companies. The banks indicated that the Company was a prime IPO candidate at valuation ratios comparable to the guideline companies. Although such indications were no guarantee that an IPO would take place at a given price, they did lend more weight to the public guideline method in the opinion of the valuation specialist. To reflect this higher IPO probability, the March valuation report used a 30% lack of marketability discount, whereas the November report used a 40% discount. The smaller discount produced a higher value per share of common stock using the public guideline company methodology.

Securities and Exchange Commission
September 9, 2005

15.	You indicate in response to prior comment number 18 that you obtained contemporaneous independent valuations. Considering that the valuations of February 2004, November 2004, and March 2005 were all prepared after the date of the valuations, explain to us why you consider these to be contemporaneous valuations. In this regard, contemporaneous signifies at or around the valuation date. Refer to Chapter 7 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).
          Response: As discussed in our response to prior comment number 18, the Company has historically used periodic independent valuation reports to determine the fair value of its common stock. The Company believes that all of the valuation reports obtained from the valuation specialist are contemporaneous based on the following:
•	Based on the Company’s correspondence and discussions with the valuation specialist, the Company’s Chief Financial Officer engaged the valuation specialist two to three weeks prior to a significant intervening event. As a practice, the Chief Financial Officer would inform the valuation specialist of the upcoming event and request a valuation indication as of the first day of the month nearest to the event. The valuation specialist would begin some work prior to the valuation date, such as making inquiries of management, or reviewing historical financial statements and projections. However, most of the analysis was performed immediately after the valuation date to allow the valuation specialist to obtain the public stock prices of the guideline companies on the exact valuation date. Generating guideline public company prices as of the exact date is consistent with the Practice Aid (see paragraph 86 in Chapter 7) and is common appraisal practice.

•	Computing the public company guideline ratios, researching relevant M&A deals (if any), adding economic and industry research, and writing the draft valuation report typically requires three to four weeks of work following the valuation date. After such report is reviewed by the Chief Financial Officer, the draft valuation report would then be submitted to the Company’s board of directors at the next regularly scheduled board meeting. During the meeting, the board would review and approve the common stock value as set forth in the valuation report. Subsequent to the board meeting, the Chief Financial Officer would ask the valuation specialist to issue a final valuation report; the report date would reflect the date that such report was issued in its final form. This sequence of events explains why the March 1, 2005 appraisal report, for example, was dated May 5, 2005, about 65 days later.

Securities and Exchange Commission
September 9, 2005

          All of the valuation reports were drafted within one month of the valuation dates, using public guideline prices as of the valuation dates and M&A prices occurring within specified times before the valuation dates. The Company believes that this approach is consistent with the definitions and procedures outlined in Chapter 7 of the Practice Aid.
16.	We note your response to prior comment number 18 in which you have addressed how you considered the disclosure guidance in paragraphs 179-182 of the Practice Aid. Tell us what consideration was given to also disclosing in the notes to financial statements whether the valuations used to determine the fair value of common stock were contemporaneous or retrospective as recommended in paragraph 179(b) of the Practice Aid.
          Response: The Company has revised the notes to financial statements to disclose that the valuations used to determine the fair value of common stock were contemporaneous.
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          Please do not hesitate to call me at (202) 533-2338 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.
Very truly yours,
Stephen A. Riddick
cc:     Mr. Richard Rudman